

VIA FACSIMILE AND U.S. MAIL

January 27, 2010

Lamar M. Chambers
Chief Financial Officer
Ashland, Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

> **RE:** **Ashland, Inc.**
> **Form 10-K for the Year Ended September 30, 2009**
> **File No. 1-32532**

Dear Mr. Chambers:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Hercules Acquisition, page M-2

2. As a result of the financing and subsequent debt incurred to complete the Hercules acquisition, Standard & Poor's and Moody's Investor Services

downgraded your corporate credit rating. Please discuss how your current and future liquidity may potentially be impacted by the downgrade in your credit ratings. For example, it is unclear the extent to which the downgrade resulted or could result in reduced availability of borrowings, limited access to new capital, higher interest rates and/or more stringent debt covenant requirements and how these potential implications would affect your current and future liquidity. Please also discuss the impact, if any, which the downgrade had on your business, results of operations and financial condition.

Operating Activities, page M-13

3. Net cash provided by operating activities was $1.0 billion for the fiscal year ended September 30, 2009 compared to $478 million for the fiscal year ended September 30, 2008. You disclose that the increased cash generated during 2009 was primarily attributable to changes in accounts receivable, inventory and trade and other payables. You have identified the components that resulted in the increase in your cash flows from operations. However, you have not discussed the underlying reasons for the changes. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, trade and other payables.

Covenants Related to Debt Agreements, page M-14

4. The non-GAAP measure you call EBITDA includes other adjustments, such as other non-recurring or noncash charges. Please revise the title of this measure throughout the filing to convey that additional adjustments have been made. One choice may be to call the measure Adjusted EBITDA.

Contractual Obligations and Other Commitments, page M-18

5. Please revise your table of contractual cash obligations to include a separate line item for the estimated interest payments on your debt as well as the payments related to your interest rates swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. You may consider calculating interest expense based on the interest rate as of the most recent balance sheet date.

Application of Critical Accounting Policies
Tangible Assets, page M-19

6. In the interest of providing readers with better insight into management's judgments in accounting for these assets, please consider disclosing the following in MD&A:

- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;
- Explain how you group property and equipment when testing for recoverability; and
- Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment.

Intangible Assets, page M-19

7. You disclose on page M-20 that the estimated fair values of your Functional Ingredients and Water Technologies reporting units were close to their carrying values. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill allocated to the reporting unit;
   - A description of the assumptions that drive the estimated fair value;
   - A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
   - A discussion of any potential events and/or changes in circumstances that could reasonably be expected to have a negative effect on the estimated fair value.

   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

8. On page M-20, you indicate that you calculated the increased value each reporting unit is expected to receive from the estimated synergy savings in determining the appropriate amount of goodwill to allocate for the Hercules acquisition. Please disclose how you allocated this goodwill related to the Hercules acquisition. Please specifically disclose how you calculated the increased value each reporting unit is expected to receive from the estimated synergy savings. Refer to paragraphs FASB ASC 350-20-35-41 through 43.

Income Taxes, page M-21

9. Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management.

Please describe the nature of the positive and negative evidence you considered in your determination that deferred tax assets were recoverable as of September 30, 2009 and how that evidence was weighted. Refer to the SEC Release Nos. 33-8350 and 33-8040.

Financial Statements

Note O - Employee Benefit Plan, page F-36

10. You disclose that the investment strategy and management practices relative to plan assets of non-U.S. plans generally are consistent with those for U.S. plans; however, it is unclear if you also use the same assumptions for your U.S. and non-U.S. plans. Please tell us what consideration you gave to FASB ASC 715-20-50-4 in determining that you should aggregate U.S. and non-U.S. plans in your disclosures provided on page F-38.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief